FORM 1-SA

SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended June 30, 2021

CALIFORNIA TEQUILA, Inc.

California	851049284
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

California Tequila, Inc.

30012 Aventura, Suite A

Rancho Santa Margarita, California 92688

(Full mailing address of principal executive offices)

310-427-9779

(Issuer’s telephone number, including area code)

Part 3. FINANCIAL STATEMENTS

The accompanying semiannual consolidated financial statements are unaudited and have been prepared in accordance with the instructions to Form 1-SA. Therefore, they do not include all information and footnotes necessary for a complete presentation of financial position, results of operations, cash flows, and stockholders’ equity in conformity with accounting principles generally accepted in the United States of America. Therefore, the information set forth herein is likely to change upon audit. In the opinion of management, all adjustments considered necessary for a fair presentation of the results of operations and financial position have been included, and all such adjustments are of a normal recurring nature. Operating results for the six months ended June 30, 2021 are not necessarily indicative of the results that can be expected for the year ending December 31, 2021.

CALIFORNIA TEQUILA, INC.

Financial Statements

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

(Expressed in United States Dollars)

CALIFORNIA TEQUILA, INC.

Balance Sheets

As of June 30, 2021 (unaudited) and December 31, 2020 (audited)	2020	2021
(USD $ in Dollars)
ASSETS
Current Assets:
Cash & cash equivalents	26,419	75,611
Accounts receivable—net	541,424	616,481
Inventories	705,171	889,737
Total current assets	1,273,014	1,581,829

Property and equipment, net	293,693	385,363
Other assets	872	872
Total assets	1,567,579	1,968,064
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	98,839	176,405
Line of credit	-	16,939
Loan payable, current portion	255,218	367,669
Interest payable	39,415	21,500
Due to related party	30,000	30,000
Total current liabilities	423,472	612,513
Loan payable	199,009	418,470
Total liabilities	622,481	1,030,983
STOCKHOLDERS' EQUITY
Common stock	8,457	1,076,809
Additional paid-in capital	936,003	-
Subscription receivable	(92,989)	-
Members equity	-	(269,506)
Retained earnings/(accumulated deficit)	93,628	129,779

Total stockholders' equity	945,098	937,082

Total liabilities and stockholders' equity	1,567,579	1,968,064

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

Statements of Operations (Unaudited)

For the six-month periods ended June 30, 2021 and 2020	2020	2021
(USD $ in Dollars)
Net revenue	1,379,225	1,284,736
Cost of goods sold	825,366	738,192
Gross profit	553,859	546,544

Operating expenses
General and administrative	658,930	579,919
Sales and marketing	114,442	142,390
Total operating expenses	773,371	722,309

Operating income/(loss)	(219,512)	(175,764)

Interest expense	16,747	(2)
Other income	(4,000)	-
Income/(Loss) before provision for income taxes	(232,259)	(175,763)
Provision/(Benefit) for income taxes	-	-

Net income/(Net Loss)	(232,259)	(175,763)

In the opinion of management, all adjustments necessary in order to make the interim financial statements not misleading have been included.

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

Statements of Changes in Stockholders’ Equity (Unaudited)

For the six-month periods ended June 30, 2021 and 2020
	Common Stock
			Additional				Total
			Paid-In	Subscription	Members'	Accumulated	Stockholders'
(in $US)	Shares	Amount	Capital	Receivable	Equity	Deficit	Equity
Balance—December 31, 2018	-	-	-	-	(164,589)	422,682	258,093
Net income	-	-	-	-	-	(175,763)	(175,763)
Distributions	-	-	-	-	(2,052)	-	(2,052)
Balance—December 31, 2019	-	-	-	-	(166,641)	246,919	80,277
Conversion to a C corporation	8,150,000	8,150	(7,150)	-	166,641	(167,641)	-
Issuance of common stock, net of issuance costs	306,603	307	943,152	(92,989)	-	-	850,470
Dividends	-	-	-	-	-	(89,208)	(89,208)
Net loss	-	-	-	-	-	(232,259)	(232,259)
Balance—December 31, 2020	8,456,603	8,457	936,003	(92,989)	-	(242,189)	609,281
Net loss						(175,763)	(175,763)
Balance—June 30, 2021	8,456,603	8,457	936,003	(92,989)	-	(417,952)	433,518

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

Statements of Cash Flows (unaudited)

For the six-month periods ended June 30, 2021 and 2020	2020	2021
(USD $ in Dollars)
CASH FLOWS FROM OPERATING ACTIVITIES
Net income/(loss)	(232,259)	(175,763)
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Bad debt expense	38,048	-
Depreciation	30,264	-
Changes in operating assets and liabilities:
Accounts receivable	27,753	(37,071)
Inventory	184,567	185,355
Accounts payable	(77,566)	80,079
Interest payable	17,915	7,811
Other current liabilities	-	127,174
Net cash used in operating activities	(11,279)	187,586
CASH FLOW FROM INVESTING ACTIVITIES
Purchase of property and equipment	(36,167)	(3,577)
Net cash used in investing activities	(36,167)	(3,577)
CASH FLOW FROM FINANCING ACTIVITIES
Proceeds from loan payable	416,500	(2,030)
Line of credit repayment	(16,937)	-
Issuance of common stock	850,470	55,632
Dividends / distributions	(89,208)	(12,657)
Net cash provided/(used) by financing activities	1,160,825	40,945
Change in cash	26,380	49,192
Cash—beginning of period	39	26,419
Cash—end of period	26,419	75,610
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year for interest	$-	$-
Cash paid during the year for income taxes	$-	$-

See accompanying notes to financial statements.

CALIFORNIA TEQUILA, INC.

Notes to Financial Statements

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

1.	NATURE OF OPERATIONS

California Tequila, Inc. (the “Company”), is a corporation organized April 19, 2020, under the laws of California. The Company was created to import and distribute AsomBroso brand tequila, a high-end ultra-premium tequila made in the Jalisco region of Mexico. Products are distributed worldwide.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The accompanying unaudited financial statements do not include all the information and notes required by GAAP for complete financial statements. In the opinion of management, all adjustments considered necessary for the fair presentation of the unaudited financial statements for the years presented have been included.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and footnotes thereto. Actual results could materially differ from these estimates. It is reasonably possible that changes in estimates will occur in the near term.

Significant estimates inherent in the preparation of the accompanying financial statements include inventory and cost of goods sold, equity transactions and contingencies.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

CALIFORNIA TEQUILA, INC.

Notes to Financial Statements

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

The Company had certain customers whose revenue individually represented 10% or more of the Company’s total revenue. As of June 30, 2021, and June 30, 2020, one customer accounted for 42% and 80% of revenue, respectively. As of June 30, 2021, and June 30, 2020, one customer accounted for 74% and 84% of accounts receivable, respectively.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company’s cash are deposited in demand accounts at financial institutions that management believes are creditworthy. As of June 30, 2021, and December 31, 2020, the Company’s cash balances were $75,610 and $26,419, respectively.

Accounts Receivable

Accounts receivable due from customers are uncollateralized customer obligations due under normal trade terms requiring payment on receipt of invoice or within 15 days from the invoice date. Accounts receivable are stated at the amount billed to the customer. Payments of accounts receivable are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoices.

The Company estimates an allowance for doubtful accounts based upon an evaluation of the current status of receivables, historical experience, and other factors as necessary. It is reasonably possible that the Company’s estimate of the allowance for doubtful accounts will change.

Inventories

Inventories are valued at the lower of cost and net realizable value. Cost is determined on an average cost basis. Inventory includes finished goods and work in progress. The inventory balances of $889,737 and $705,171 as of June 30, 2021 and December 31, 2020, respectively, consisted of raw goods and finished products. The Company records impairment and obsolescence reserves against its inventory balances as deemed necessary.

Property and Equipment

Property and equipment are stated at cost. Normal repairs and maintenance costs are charged to earnings as incurred and additions and major improvements are capitalized. The cost of assets retired or otherwise disposed of and the related depreciation are eliminated from the accounts in the period of disposal and the resulting gain or loss is credited or charged to earnings.

Depreciation is computed over the estimated useful lives of the related asset type using the straight-line method for financial statement purposes. The estimated service lives for property and equipment ranges from five to seven years. Leasehold improvements are amortized over the lesser of the useful life of the asset or the lease term.

CALIFORNIA TEQUILA, INC.

Notes to Financial Statements

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Impairment of Long-lived Assets

Long-lived assets such as property and equipment are periodically evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. We look for indicators of a trigger event for asset impairment and pay special attention to any adverse change in the extent or manner in which the asset is being used or in its physical condition. Assets are grouped and evaluated for impairment at the lowest level of which there are identifiable cash flows, which is generally at a location level. Assets are reviewed using factors including, but not limited to, our future operating plans and projected cash flows. The determination of whether impairment has occurred is based on an estimate of undiscounted future cash flows directly related to the assets, compared to the carrying value of the assets. If the sum of the undiscounted future cash flows of the assets does not exceed the carrying value of the assets, full or partial impairment may exist. If the asset carrying amount exceeds its fair value, an impairment charge is recognized in the amount by which the carrying amount exceeds the fair value of the asset. Fair value is determined using an income approach, which requires discounting the estimated future cash flows associated with the asset.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation.  Under the fair value recognition provisions of ASC 718, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as expense ratably over the requisite service period, which is generally the option vesting period. The Company uses the Black-Scholes option pricing model to determine the fair value of stock options.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is a 100% valuation allowance against the net operating losses generated by the Company at December 31, 2020.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2020, the unrecognized tax benefits accrual was zero. The Company will recognize future accrued interest and penalties related to unrecognized tax benefits in income tax expense if incurred.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

CALIFORNIA TEQUILA, INC.

Notes to Financial Statements

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied.

The Company generates revenues by selling liquor products. The Company recognizes revenue from product sales when the goods have been delivered to the customer and the Company has satisfied its performance obligation.

Advertising

The Company expenses advertising costs as they are incurred and include advertising costs related to the Class B Non-Voting Stocks offerings. Total expense related to the offerings was $0 and $0 for the periods ended June 30, 2021, and 2020, respectively.

Fair Value of Financial Instruments

The carrying value of the Company’s financial instruments included in current assets and current liabilities (such as cash and cash equivalents, accounts receivable, accounts payable and accrued expenses approximate fair value due to the short-term nature of such instruments.)

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets, but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company’s assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

3.	INVENTORY

Inventory was comprised of the following items:

	December 31, 2020	June 30, 2021
Finished goods	647,714	472,979
Work in progress	57,457	704,548
Inventories, net	705,171	1,177,527

CALIFORNIA TEQUILA, INC.

Notes to Financial Statements

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

As of June 30, 2021 and December 31, 2020, the Company had $259,011 in tequila barrel inventory, which consists of tequila product held in barrels for several years before being sold. As such, the amounts are included in non-current assets on the balance sheets.

4.	PROPERTY AND EQUIPMENT

As of June 30, 2021 and December 31, 2020, property and equipment, net consist of:

	December 31, 2020	June 30, 2021
Barrels	287,790	287,790
Office and warehouse equipment	36,167	97,573
Property and Equipment, at Cost	323,956	385,363
Less: Accumulated depreciation	(30,264)	-
Property and Equipment, Net	293,693	385,363

Depreciation expense for property and equipment for the year ended December 31, 2020 and the six months ended June 30, 2021 was $1,485 and $743, respectively.

5.	LOAN PAYABLE

Loan Payable

In September 2016, the Company entered into a loan agreement for $100,000. The loan was guaranteed by Richard Gamarra, the previous sole member of the Company. The loan incurs interest at 10% per annum and was originally due on March 31, 2017, however, terms have been extended and the note is presently due on demand.

As of June 30, 2021, due to related party is $30,000.

The principal balance was reduced by product sales made to a customer owned by the noteholder. As of June 30, 2021, and December 31, 2020, the Company recorded sales of $0.00 and $9,256, respectively, to this customer as note repayments.

As of December 31, 2020, and June 30, 2021, the Company had $37,727 and $37,727 in principal outstanding, and $29,000 and $29,000 in interest payable, respectively.

CALIFORNIA TEQUILA, INC.

Notes to Financial Statements

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

SBA Loan

On April 19, 2020, California Tequila, Inc., received an SBA Loan in the amount of $416,500 with an interest rate 3.75%. The monthly payment is $2,030, including principal and interest. The balance of principal and interest will be payable 30 years from the date of the promissory note.

6.	CAPITALIZATION and equity transactions

On April 19, 2021, the articles of incorporation were amended and California Tequila, Inc. is authorized to issue a total of 20,000,000 shares of Class A voting common stock and 15,000,000 shares of Class B non-voting common stock, both at par value $0.01.

In 2020, the Company completed a Regulation CF offering and issued 306,603 shares of Class B non-voting common stock for gross proceeds of $1,067,653

As of December 31, 2020, the Company had 8,150,000 shares and 306,603 shares of Class A and Class B common stock issued and outstanding, respectively.

As of June 30, 2021 and December 31, 2020, the Company issued dividend payments of $12,657 and $89,208, respectively.

In March 2021, the Company filed an offering statement on Form 1-A under Regulation A of the Securities Act pursuant to which it intends to offer up to 1,500,000 shares of Class B common stock at a price of $8.00 per share. The offering commenced on August 9, 2021.

7.	Income Taxes

The Company intends to file its income tax return for the period ended December 31, 2021, by the due date set by the Internal Revenue Service. The tax return will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three years from the date it is filed.

Since the passage of the Tax Cuts and Jobs Act of 2017 (“TJCA”), net operating losses can be carried forward indefinitely. The Federal net operating loss carryforward (since incorporation in April 2020) as of December 31, 2020, totaled 161,754. Net operating loss carryforwards for state income tax purposes approximate those available for Federal income tax purposes. The Company has a book to tax difference due to revenue recognition of contract revenue. It is likely that the net operating loss carryforwards will be exhausted in the tax return for the period ended December 31, 2021.

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets. On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

CALIFORNIA TEQUILA, INC.

Notes to Financial Statements

As of June 30, 2021 (unaudited) and December 31, 2020 (audited) and for the six-month periods ended June 30, 2021 and 2020 (unaudited)

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not of being sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

The Company is subject to examination for its US federal and California jurisdictions for each year in which a tax return was filed.

8.	Commitments and Contingencies

Operating Leases

During 2021 and 2020, the company paid month to month rent for an office space to Tangar 1, LLC.

Rent expense as of June 30, 2021, and June 30, 2020, was $13,044 and $13,044, respectively.

Contingencies

The Company’s operations are subject to a variety of local and state regulations. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of November 3, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company’s operations.

9.	SUBSEQUENT EVENTS

The Company considers events or transactions that occur after the balance sheets date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 30, 2021, which is the date the financial statements were issued.

SIGNATURE

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

California Tequila, Inc.

By:

/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer Date: November 5, 2021

This Offering Statement has been signed by the following persons in the capacities and on the dates indicated.

/s/ Richard Gamarra
Richard Gamarra, Chief Executive Officer, Secretary and Director
Date: November 5, 2021
Location Signed: City of Rancho Santa Margarita, California

/s/ Andrew Ulmer
Andrew Ulmer, President, Chief Financial Officer, Chief Accounting Officer and Director Date: November 5, 2021 Location Signed: City of Rancho Santa Margarita, California